Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

February 8, 2007

BY ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monotype Imaging Holdings Inc.

        Amendment No. 1 to Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Monotype Imaging Holdings Inc. (the “Company”) is Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), together with all exhibits thereto other than those exhibits that will be filed by amendment (as indicated in Amendment No. 1), relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of common stock of the Company.

The filing is being effected by direct transmission to the Securities and Exchange Commission’s (“Commission”) EDGAR System. On behalf of the Company, we are also making a request for confidential treatment for Exhibit 10.64 filed with Amendment No. 1 as of the date hereof.

Please contact the undersigned or Lizette M. Pérez-Deisboeck at (617) 570-1000 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Elizabeth M. DiMare

Elizabeth M. DiMare

cc:	Lizette M. Pérez-Deisboeck, Esq.

                  Goodwin Procter LLP